                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1 *

                         THE YANKEE CANDLE COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    984757104
                 ----------------------------------------------
                                 (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON      FORSTMANN LITTLE & CO. SUBORDINATED DEBT
      ONE NEW YORK PLAZA                            AND EQUITY MANAGEMENT BUYOUT
      NEW YORK, NY  10004                           PARTNERSHIP-VI, L.P.
      ATTN:  LOIS HERZECA, ESQ.               FORSTMANN LITTLE & CO. EQUITY
      (212) 859-8000                                PARTNERSHIP-V, L.P.

                                                    c/o FORSTMANN LITTLE & CO.
                                                    767 FIFTH AVENUE
                                                    NEW YORK, NY  10153
                                                    ATTN:  WINSTON W. HUTCHINS
                                                    (212) 355-5656

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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                FEBRUARY 25, 2002
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13D

--------------------------------                       -------------------------
CUSIP NO.     984757104                                Page 2 of 8
--------------------------------                       -------------------------


--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.
           FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
     NUMBER OF
                         13,661,830
      SHARES
                 ---------------------------------------------------------------
   BENEFICIALLY   8   SHARED VOTING POWER

     OWNED BY            0
                 ---------------------------------------------------------------
       EACH       9   SOLE DISPOSITIVE POWER

     REPORTING           13,661,830
                 ---------------------------------------------------------------
      PERSON      10  SHARED DISPOSITIVE POWER

       WITH              0
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,661,830
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.2%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       13D

--------------------------------                       -------------------------
CUSIP NO.     984757104                                Page 3 of 8
--------------------------------                       -------------------------


--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.
            FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
     NUMBER OF
                         20,745,742
      SHARES
                 ---------------------------------------------------------------
   BENEFICIALLY   8   SHARED VOTING POWER

     OWNED BY            0
                 ---------------------------------------------------------------
       EACH       9   SOLE DISPOSITIVE POWER

     REPORTING           20,745,742
                 ---------------------------------------------------------------
      PERSON      10  SHARED DISPOSITIVE POWER

       WITH              0
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            20,745,742
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.3%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation (the "Company"), previously filed by Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V"), a Delaware limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI"), a Delaware limited partnership. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

      Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION



Item 4 is hereby amended and supplemented as follows:

         On February 25, 2002, at the request of Equity-V and MBO-VI, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission, pursuant to which Equity-V and MBO-VI currently intend to sell up to 14,375,000 shares, including shares covered by the underwriter's over-allotment option, of Common Stock of the Company in an underwritten public offering. There can be no assurance that this public offering will be consummated as currently contemplated or as to the number of shares that will be sold, if any.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows, as of February 25, 2002:

            (i)   EQUITY-V:

            (a)   Amount Beneficially Owned:

            Equity-V directly owns 20,745,742 shares of Common Stock. FLC XXX Partnership, L.P. ("FLC XXX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of Equity-V. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXX.

            The shares of Common Stock owned by Equity-V represent approximately 38.3% of the Common Stock.

            (b)   Number of shares as to which such person has:

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                                                                    Page 5 of 8


                  (i)   sole power to vote or to direct the vote - 20,745,742.

                  (ii)  shared power to vote or to direct the vote -- none.

                  (iii) sole power to dispose or to direct the disposition of -
                        20,745,742.

                  (iv) shared power to dispose or to direct the disposition of -- none.


            (ii)  MBO-VI:

            (a)   Amount Beneficially Owned:

            MBO-VI directly owns 13,661,830 shares of Common Stock. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of MBO-VI. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes, each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXIX. Mr. Lister, Ms. Nicholls and Mr. Holmes do not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-VI; and, accordingly, Mr. Lister, Ms. Nicholls and Mr. Holmes are not deemed to be the beneficial owners of these shares.

            The shares of Common Stock owned by MBO-VI represent approximately 25.2% of the Common Stock.

            (b) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote - 13,661,830.

                  (ii)  shared power to vote or to direct the vote -- none.

                  (iii) sole power to dispose or to direct the disposition of -
                        13,661,830.

                  (iv) shared power to dispose or to direct the disposition of -- none.

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                                                                    Page 6 of 8



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2002     FORSTMANN LITTLE & CO. EQUITY
                              PARTNERSHIP-V, L.P.

                              By:   FLC XXX Partnership, L.P.
                                    its general partner


                              By: /s/ Winston W. Hutchins
                                  ------------------------------
                                  Winston W. Hutchins,
                                  a general partner


                              FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND
                              EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

                              By:   FLC XXIX Partnership, L.P.
                                    its general partner


                              By: /s/ Winston W. Hutchins
                                  ------------------------------
                                  Winston W. Hutchins,
                                  a general partner

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                                                                    Page 7 of 8

                                                                      SCHEDULE I

                           FLC XXX Partnership, L.P.:
                               General Partner of
                                    EQUITY-V

      FLC XXX Partnership, L.P., a New York limited partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                   Partners of
                                     FLC XXX

      The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                              Theodore J. Forstmann
                              Sandra J. Horbach
                              Thomas H. Lister
                              Winston W. Hutchins


                           FLC XXIX Partnership, L.P.:
                               General Partner of
                                     MBO-VI

      FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of FLC XXIX is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

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                                                                   Page 8 of 8



                                   Partners of
                                    FLC XXIX

      The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States (other than Mr. Holmes, who is a citizen of the Republic of Ireland.)

                              Theodore J. Forstmann
                              Sandra J. Horbach
                              Thomas H. Lister
                              Winston W. Hutchins
                              Jamie C. Nicholls
                              Gordon A. Holmes